EXHIBIT (a)(5)(F)


[CARDINAL HEALTH LOGO]

                                                           FOR IMMEDIATE RELEASE

         Cardinal Health

         Media:   Jim Mazzola
                  (614) 757-3690
                  jim.mazzola@cardinal.com

         Investors:   Jim Hinrichs
                      (614) 757-7828
                      jim.hinrichs@cardinal.com


                CARDINAL HEALTH COMPLETES TENDER OFFER FOR ALARIS


DUBLIN, OHIO, JUNE 28, 2004--Cardinal Health, Inc. (NYSE: CAH), the leading provider of products and services supporting the health care industry, today announced the successful completion of its tender offer for all outstanding shares of common stock of ALARIS Medical Systems, Inc. (NYSE: AMI).

The tender offer and merger plans were previously announced on May 19, in a transaction valued at about $2 billion including the assumption of outstanding debt. The acquisition of San Diego-based ALARIS extends Cardinal Health's portfolio of market-leading products and services to health-care providers and increases its presence in strategic markets outside the U.S. ALARIS develops and markets systems for the safe delivery of intravenous medications, and holds long-term contracts to provide necessary, disposable products for use in those systems. Revenues for ALARIS in 2003 totaled $533.9 million.

As scheduled, the tender offer expired at 12:00 midnight, eastern daylight time, on June 25. Equiserve Trust Company, N.A., the depositary for the offer, has advised Cardinal Health that 67,323,950 shares of ALARIS common stock were tendered into the offer and not withdrawn. In addition, 4,586,107 shares of ALARIS common stock were tendered into the offer by receipt of notices of guaranteed delivery. Together, this represents approximately 98.7 percent of the total number of ALARIS shares outstanding. All shares of ALARIS common stock validly tendered and not properly withdrawn before the expiration of the offering period have been accepted and will be purchased promptly. All shares represented by notices of guaranteed delivery, which were received by Cardinal Health before the expiration of the offering period, will be purchased promptly after the shares are delivered.

Cardinal Health plans to complete the acquisition of the remaining ALARIS shares by merging Blue Merger Corp., a wholly owned subsidiary of Cardinal Health, with and into ALARIS. As a result of the merger, the remaining outstanding shares of ALARIS common stock (except for shares held by Cardinal Health, ALARIS or their subsidiaries) will be converted into the right to receive $22.35 in cash, without interest.


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CARDINAL HEALTH COMPLETES TENDER OFFER FOR ALARIS
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Following the merger, Cardinal Health will send ALARIS stockholders who did not tender their shares in the offer instructions as to how to exchange their shares of ALARIS common stock into the cash merger consideration. Upon completion of the merger, ALARIS will become a wholly owned subsidiary of Cardinal Health.

The tender offer and merger are occurring pursuant to an agreement and plan of merger previously entered into on May 18, as amended.

About Cardinal Health
---------------------

Cardinal Health, Inc. (www.cardinal.com) is the leading provider of products and services supporting the health care industry. Cardinal Health develops, manufactures, packages and markets products for patient care; develops drug-delivery technologies; distributes pharmaceuticals, medical- surgical and laboratory supplies; and offers consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, Cardinal Health employs more than 50,000 people on five continents and produces annual revenues of more than $50 billion. Cardinal Health is ranked No. 17 on the 2004 Fortune 500 list and was named one of the best U.S. companies by Forbes magazine for 2004.



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Except for historical information, all other information in this news release consists of forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships or changes to the terms of those relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Cardinal Health undertakes no obligation to update or revise any forward-looking statement.








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